UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt

Date 7 December, 2012

ASX & MEDIA RELEASE
7 DECEMBER, 2012

NOVOGEN LIMITED COMPLETED ACQUISITION OF TRIAXIAL PHARMACEUTICALS

Novogen Limited today announced the completion of the acquisition of 100% of the outstanding shares of Triaxial Pharmaceuticals Pty Ltd, an unlisted Australian based company focused on the development of a novel platform of therapeutic drug compounds.  The total purchase price of $1.885 million consisted of a combination of 15.4 million Novogen shares and a $1.5 million loan payable to the Triaxial shareholders.  In conjunction with the acquisition, Dr Graham Kelly was appointed a director of Novogen.

In making the announcement, William D. Rueckert, Chairman stated: “The acquisition of Triaxial completes the restructuring of Novogen that was undertaken three years ago.  It is fitting that Dr Kelly will bring back to Novogen his vision and expertise in creating new and exciting drug candidates to treat some of our most difficult diseases.  We all look forward to future success in the renewed research and development effort.”

Dr Kelly stated: “Today’s Novogen is a new entity.  It has a new technology, a new Board, and new management. It also has separated itself entirely from MEI Pharma, the company that it previously founded and has controlled for the last decade”.

Kelly added: “The Company’s technology platform is an innovative method of drug design and manufacture that permits the creation of structures not previously achievable. These are known as super benzopyrans and they offer an opportunity to create anti-cancer drugs with greatly enhanced  levels of potency and bioavailability. The Company’s first drug, CS-6, has been designed specifically to cross the blood-brain barrier and to attack primary brain cancer cells (glioma). Our immediate goal is the first truly effective drug against a disease which sees 10,000 new cases diagnosed each year in the US and which have poor treatment options.”

About Triaxial Pharmaceuticals Pty Ltd
Triaxial is a privately-owned, Australian biotechnology company (ACN 139 717 54) which was established in 2009. The Company was formed to address certain design and manufacturing problems inherent in certain families of small molecular drugs. The Company has developed certain proprietary technologies for which a range of patents are being applied. The Company in the first instance is applying these technologies to benzopyran compounds to create a new family of drugs known as super benzopyrans with specific design characteristics considered beneficial to their activity as anti-cancer agents.

About Novogen Limited
Novogen limited is an Australian biotechnology company based in Sydney, Australia.  Pursuant to its acquisition of Triaxial Pharmaceuticals, Novogen now conducts research and development of anti-cancer drugs.

Further information is available on the Company’s web site, www.novogen.com